

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 7, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Switchback II Corporation, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share and one-fifth of one Warrant

- Class A Ordinary Shares, par value $0.0001 per share

- Warrants, each exercisable for one Class A Ordinary Share

Sincerely,

An Intercontinental Exchange Company